(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-28778

CUSIP NUMBER 88157K 10 1

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tesco Corporation
Full Name of Registrant

Former Name if Applicable

3993 W. Sam Houston Parkway North, Suite 100
Address of Principal Executive Office (Street and Number)

Houston, Texas 77043
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tesco Corporation (“Tesco” or the “Company”) represents that it is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 10-K”) without unreasonable effort and expense. As described in further detail in a press release furnished as an exhibit to the Company’s Current Report on Form 8-K filed on March 8, 2007, the Company disclosed that it:

•	had discovered certain errors that would require it to restate its financial statements for the second and third fiscal quarters of 2006;

•

first became subject to the reporting and disclosure requirements under the Securities Exchange Act and related rules as a domestic filer with respect to reports filed after December 31, 2006. This required the conversion of its financial statements from Canadian to U.S. GAAP;

•	is required to conduct an evaluation of its internal controls over financial reporting as of December 31, 2006 in accordance with Section 404 of the Sarbanes Oxley Act;

•

conducted a self-initiated review of our past stock option granting practices and related accounting; although it did not uncover any evidence of fraud or manipulative intent, errors in accounting were identified and needed to be addressed; and

•	identified certain material weaknesses in its internal controls.

Due to the occurrence and timing of these events and actions and the uncertainty surrounding the restatement of the Company’s financial statements, the Company has been unable to complete its financial statements in time for the Company’s board of directors’ final review and deliver all required materials to its independent public accounting firm, PricewaterhouseCoopers LLP (“PWC”). The Company’s board of directors has met to consider the matters described above and to monitor the progress of the preparation of the financial statements. It will complete its review of the Company’s 2006 10-K after the delivery of the final financial statements.

Due to these reasons, the Company is unable at this time to file its 2006 10-K on the original due date. The Company represents that it expects to file its 2006 10-K, no later than the fifteenth calendar day following its prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James A. Lank	(713)	359-7000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 8, 2007, Tesco issued a press release announcing its preliminary unaudited financial results for its year and quarter ended December 31, 2006 and furnished those results to the SEC on a current report on Form 8-K. Those preliminary unaudited results also indicated that revenue was $386.2 million for the year ended December 31, 2006 compared to revenue of $202.7 million for the year ended December 31, 2005 and operating income was $60.5 million for the year ended December 31, 2006 compared to $17.7 million for the year ended December 31, 2005.

However, the Company emphasizes that the information above is preliminary and unaudited. As described in Part III above, the Company disclosed that it had discovered certain errors that would require it to restate its financial statements for the second and third fiscal quarters of 2006, first became subject to the reporting and disclosure requirements under the Securities Exchange Act and related rules beginning January 1, 2007, was required to conduct an evaluation of its internal controls over financial reporting as of December 31, 2006 in accordance with Section 404 of the Sarbanes Oxley Act and identified certain material weaknesses in those controls, and it conducted a self-initiated review of our past stock option granting practices and related accounting, which required adjustments to its previously reported financial information. The occurrence and timing of these events and actions and the uncertainty surrounding the restatement of the Company’s financial statements has prevented the Company from completing its financial statements and has led to several adjustments and revisions during the course of preparing its financial statements. In fact, the Company has issued a press release relating to a revision to the information concerning its fourth and second quarters 2006 that the Company announced in its March 8, 2007 press release. Accordingly, the preliminary financial and other information described above are subject to further changes and adjustments, which may be material, prior to the filing of the Annual Report on Form 10-K.

Tesco Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	By:	/s/ Anthony Tripodo
Anthony Tripodo, Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.